January 31, 2025

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investments Exchange Traded Funds File Nos. 333-283326 and 811-24027 (filed on November 19, 2024)

Dear Ms. Lithotomos:

This letter responds to comments you provided in a letter dated December 19, 2024 regarding a registration statement (the “Registration Statement”) on Form N-1A for Russell Investments Exchange Traded Funds (the “Trust”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “Act”) to register shares of U.S Small Cap Equity Active ETF, International Developed Equity Active ETF, Global Equity Active ETF, Emerging Markets Equity Active ETF, and Global Infrastructure Active ETF (each a “Fund” and together the “Funds”). Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Registrant Statement unless otherwise indicated.

Cover Page

1.	Comment:	Please include the exchange ticker symbol for each Fund’s shares when available. See Item 1(a)(2) of Form N-1A.

	Response:	Registrant confirms that the exchange ticker symbol for each Fund’s shares will be included in a future pre-effective amendment to the Registration Statement.

General

2.	Comment:	We note that on page 34 it states that the Funds are relying on two exemptive orders. Please supplementally inform the staff whether these applications have been approved and are applicable to the Trust. Also, please advise us if you have submitted, or expect to submit, any additional exemptive applications or no-action requests in connection with the Registration Statement.

Response:

With respect to the exemptive order permitting RIM to engage or terminate a money manager, subject to approval by the Funds’ Board, without a shareholder vote, Registrant confirms that the U.S. Securities and Exchange Commission (“SEC”) issued an order granting the relief to the Fund’s adviser, Russell Investment Management, LLC (“RIM”), and any future registered open-end management investment company or series thereof that is advised by RIM, uses the manager-of-managers structure described in the application and complies with the terms and conditions of the application. See ICA Release No. 30556 (June 12, 2013).

With respect to the exemptive order permitting the Funds’ Board to approve a new money manager contract or a material amendment to an existing money manager contract at a meeting that is not in person, provided that the Funds’ Trustees are able to participate in the meeting using a means of communication that allows them to hear each other simultaneously during the meeting, Registrant confirms that the SEC issued an order granting the relief to RIM and any existing or future registered open-end management investment company or series thereof that is managed by RIM, uses the multi-manager structure described in the application and complies with the terms and conditions of the application. See ICA Release No. 34238 (March 30, 2021).

Therefore, Registrant confirms that the applications have been approved by the SEC and are applicable to the Trust. Registrant further confirms that it has not submitted, and does not expect to submit, any additional exemptive applications or no-action requests in connection with the Registration Statement.

3.	Comment:	Please fill in all blanks, bracketed areas, and otherwise missing information.

	Response:	Registrant confirms that incomplete portions of the Registration Statement have either been completed and updated in the pre-effective amendment filed contemporaneously with this letter or will be completed and updated in a future amendment.

Fees and Expenses of the Funds

4.	Comment:	Please provide a completed fee table for each Fund. If the Funds anticipate that Acquired Fund Fees and Expenses will exceed 0.01 percent, please insert a separate line item to the fee table disclosing an estimate of these expenses.

	Response:	Registrant confirms that completed fee tables for each Fund have been included in the pre-effective amendment filed contemporaneously with this letter. Registrant does not anticipate that Acquired Fund Fees and Expenses will exceed 0.01 percent for any Fund.

5.	Comment:	Please bold the second sentence in the narrative before the fee table as required by Item 3 of Form N-1A.

	Response:	Registrant has made the requested change.

6.	Comment:	Please remove the third sentence in the narrative before the fee table.

	Response:	Registrant has made the requested change.

7.	Comment:	Please confirm in your response letter that there is no fee reimbursement/recoupment arrangement, or provide appropriate disclosure regarding any such arrangement.

	Response:	Registrant confirms that there are no fee reimbursement/recoupment arrangements.

All Funds

8.	Comment:	Each Fund states as a part of its principal investment strategies, “RIM utilizes quantitative and/or rules-based processes and qualitative analysis to assess the characteristics of the resulting initial money manager model portfolio composite to identify a portfolio of securities that provides the desired exposures (such as value, momentum, quality, capitalization size, lower volatility, growth, industry, sector, country or region), constrains portfolio turnover, meets minimum holding size requirements and reduces the number of securities in the optimized composite portfolio based on a prespecified target number of holdings for the Fund while further taking into consideration security level weightings.” In Item 4 disclosure, please explain specifically how “quantitative and/or rules-based processes and qualitative analysis” are used to construct a portfolio and later revise that portfolio (i.e., after you consider these factors what do you do with that information to make a decision).

	Response:	Registrant has clarified the disclosure in response to this comment.

U.S. Small Cap Equity Active ETF

9.	Comment:	Principal Investment Strategies, on page 3, states that the Fund will invest in micro-capitalization U.S. companies. Please disclose the capitalization range for these companies.

	Response:	The disclosure has been revised accordingly.

10.	Comment:	On pages 3-4, it states that equity securities include “partnership interests.” If partnership interests include master limited partnerships (“MLPs”), please disclose. We may have further comments.

	Response:	Registrant confirms that MLPs are not anticipated to comprise greater than three percent of the Fund’s net assets.

11.	Comment:	On page 4, please explain or provide a parenthetical regarding what is meant by “equity-equivalent securities.”

	Response:	Registrant has removed the term “equity-equivalent” as it believes that “securities or instruments whose values are based on common stocks” accurately and sufficiently describes the types of investments it considers equity securities.

12.	Comment:	On page 4, please disclose the meaning of the term “active weight.”

	Response:	The disclosure has been revised accordingly.

13.	Comment:	Please supplementally explain to the Staff the inclusion of both “financial markets” and “economies” in the Global Financial Markets Risk factor on page 4. Please clarify the distinction in the disclosure.

	Response:	Registrant has removed reference to “economies” in the first sentence of the Global Financial Markets Risk as it believes disclosure regarding global financial markets being increasingly interconnected accurately and sufficiently describes the risk to the Funds.

14.	Comment:	Financial Services Sector Risk is a principal risk factor. Please add disclosure in the principal investment strategy regarding this investing. This applies to other Funds, as appropriate.

	Response:	The disclosure has been revised accordingly.

International Developed Equity Active ETF

15.	Comment:	On page 12, in the Trading Risk factor, please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

	Response:	The disclosure has been revised accordingly.

Emerging Markets Equity Active ETF

16.	Comment:	Information Technology Sector investing is a principal risk factor for this Fund. Please add disclosure regarding investing in this sector in the principal investment strategy.

	Response:	The disclosure has been revised accordingly.

Global Infrastructure Equity Active ETF

17.	Comment:	In the principal investment strategy, on page 26, please more fully define qualifying infrastructure business instead of stating “other services required for the normal function of society.”

	Response:	The disclosure has been revised accordingly.

18.	Comment:	Please disclose, in Item 4 of N-1A sections, how “economic ties” to countries are determined.

	Response:	The disclosure has been revised accordingly.

19.	Comment:	A principal risk for this Fund includes investing in MLPs. Given principal investments in MLPs, please consider whether an energy sector risk is appropriate.

	Response:	Registrant respectfully confirms it does not believe an energy sector risk is warranted given the Fund’s anticipated allocation to the energy sector.

20.	Comment:

Given principal investments in MLPs, please provide the following tax risk disclosure, as appropriate:

a.   If the fund retains an MLP investment until basis is reduced to zero, subsequent distributions from the MLP will be taxable to the fund at ordinary income rates.

b.  If an MLP in which the fund invests amends its partnership tax return, shareholders may receive a corrected 1099 from the fund, which could, in turn, require shareholders to amend their own federal, state or local tax returns.

c.   If a fund invests in equity interests of MLPs, confirm if that includes GP interests in the MLP.

	Response:	The disclosure has been revised accordingly. Registrant confirms that it does not expect the Fund to invest in a GP interest in an MLP.

Page 29 – Financial Statements

21.	Comment:	Is a party other than the Fund’s sponsor, or one of its affiliates, providing the Fund’s initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

	Response:	Registrant confirms that the Fund’s sponsor or one of its affiliates will provide the Registrant with the initial (seed) capital of $100,000 required under Section 14 of the Act in connection with a public offering of securities.

Item 28 Exhibits

22.	Comment:	Rule 411 under the Securities Act requires the hyperlinking of both exhibits and other information incorporated by reference in a registration statement, if publicly available on EDGAR. This includes exhibits attached to the current filing. Please ensure that the Registration Statement is in conformity with hyperlinking requirements.

	Response:	Registrant confirms that the Registration Statement is in conformity with hyperlinking requirements and/or will be in conformity with hyperlinking requirements in a future amendment.

Sincerely,

/s/ Stephanie Capistron, Esq.

cc:	John V. O’Hanlon

Mary Beth Albaneze